SIONIX CORPORATION

November 2, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Application for Withdrawal pursuant to Rule 477 of the Securities Act of 1933, as amended, of S-1 Registration Statement and Pre-Effective Amendment No. 1
thereto
SEC File No. 333-177020

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Sionix Corporation (the “Registrant”) hereby respectfully requests the immediate withdrawal of the Registrant’s S-1 Registration Statement (the "Registration Statement") and Pre-Effective Amendment No. 1 thereto (the "Amendment"), filed with the Commission on September 27, 2011 and January 19, 2012, respectively.

The Registrant has determined that it will not go forward with the offering on the terms described in the Registration Statement and the Amendment.  The Registrant requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement and the Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  No securities were sold under the Registration Statement or the Amendment.

If you have any questions regarding this application for withdrawal, please contact Mary Ann Sapone, counsel for the Registrant, at (707) 937-2059.

Very truly yours,

SIONIX CORPORATION

By:	/s/ David R. Wells
David R. Wells, President